Exhibit 99.1

TransAlta Comments on Mangroves' Latest News Release

CALGARY, April 23, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today commented on the latest news release from Mangrove Partners.

"Mangrove's latest claim is without merit and is simply the latest complaint in a string of frivolous tactics. We will defend TransAlta and the interests of our shareholders vigorously," said Ambassador Gordon Giffin, Chair of the Board of TransAlta. "A majority of our shareholders have already voted overwhelmingly in support of the Board at our upcoming Meeting. We look forward to moving ahead with our value creation plan supported by our partnership with Brookfield."

As previously disclosed, TransAlta secured a strategic partnership and $750 million financing with Brookfield Renewable which will enable TransAlta to advance its strategy.  TransAlta's strategy is focused on converting coal units to gas, investing in renewables and accelerating returns to shareholders. TransAlta's 2019 annual and special meeting will take place on April 26, 2019 in Calgary, Alberta.

Vote the BLUE Proxy Today

TransAlta asks those shareholders that have not already voted to read the Company's management proxy circular dated March 26, 2019 (the "Circular") carefully and to vote the BLUE proxy FOR all 12 TransAlta director nominees at our upcoming annual and special shareholders' meeting on April 26, 2019 (the "Meeting"). Shareholder support is critical as we work to build a foundation for long-term, sustainable value creation as a leading clean energy company.

A copy of the Circular can be downloaded from the Company's SEDAR profile at www.sedar.com  and the Company's EDGAR profile at www.sec.gov. The Circular is also available at TransAlta's website.

A vote FOR TransAlta's director nominees will be a vote to realize the value of TransAlta's diverse and quality assets for decades to come, a vote for an experienced and engaged Board and a vote to share in the upside of TransAlta. Becoming a voter is fast and easy. To support TransAlta's Board, vote only your BLUE proxy or voting instruction form today.

If you have any questions about the Meeting, please contact Kingsdale Advisors, TransAlta's strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the timing, business and anticipated outcomes at the 2019 shareholders' meeting, including as a result of actions by Mangrove; the nature, timing and impact of existing or potential legal actions or regulatory proceedings, including those initiated by Mangrove; the investment by Brookfield Renewable Partners or its institutional partners ("Brookfield") and expected benefits to the Company and its shareholders; and the Company's strategy, plans and priorities. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees and outcome of other items to be voted upon at the 2019 shareholders' meeting; the Company's ability to successfully defend against existing or potential legal actions or regulatory proceedings; the closing of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; the Company undertaking an issuer bid as contemplated by the investment agreement; and risks associated with the impact of the Brookfield investment on the Company's shareholders, debtholders and credit ratings. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of any of the Company's director nominees to be elected at the shareholders' meeting; the failure of the Company to obtain approval for other items of business at the shareholders' meeting; the failure of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the shareholders' meeting and the Brookfield investment; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/23/c5479.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 22:53e 23-APR-19